File No. 70-9343


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                 ------------------------------

                 POST-EFFECTIVE AMENDMENT NO. 8
                               TO
                            FORM U-1
                       (AMENDMENT NO. 10)
                     APPLICATION/DECLARATION
                              UNDER
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       NORTHEAST UTILITIES
                      174 Brush Hill Avenue
           West Springfield, Massachusetts  01090-0010

                      NU ENTERPRISES, INC.
                        107 Selden Street
                   Berlin, Connecticut  06037
            (Name of companies filing this statement
           and address of principal executive offices)

                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                     Gregory B. Butler, Esq.
          Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                          Jeffrey C. Miller, Esq.
Vice President and Treasurer             Assistant General Counsel
Northeast Utilities Service              Northeast Utilities Service
Company                                  Company
P.O. Box 270                             P.O. Box 270
Hartford, Connecticut                    Hartford, Connecticut 06141-0270

     Post-Effective Amendment No. 7 (Amendment No. 9) in this file is hereby amended by replacing paragraph 5 in Item 1 with the following:


"5.       The current Guarantee Period expires September 30,
2003. For this reason, NU and NUEI file this Post-Effective Amendment seeking an extension of the Guarantee Period for an interim period of nine (9) months from the date of expiration of such Guarantee Period, through June 30, 2004."


                         SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.


Date:    August 14, 2003


NORTHEAST UTILITIES
NU ENTERPRISES, INC.


By:       /s/  Randy A. Shoop
Name:     Randy A. Shoop
          Assistant Treasurer - Finance of Northeast Utilities
          Service Company, as Agent for the above Companies